Hogan & Hartson
l.l.p.

875 third avenue

new york, ny 10022

tel (212) 918-3000

fax (212) 918-3100

WWW.HHLAW.COM
April 17, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

Re:	S1 Corporation
Preliminary Proxy Statement
File No. 000-24931
Dear Ms. Toton:
     On behalf of S1 Corporation (the “Company”), we are writing in connection with the Company’s preliminary proxy statement (“Proxy Statement”) for the Company’s 2006 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 11, 2006. As we discussed on April 14, 2006, it has come to our attention that during the Edgarization process, the last two paragraphs of Appendix A of the Proxy Statement were inadvertently deleted. The last two paragraphs of Appendix A that were inadvertently deleted read as follows:
Except as described in this Appendix A or otherwise disclosed in this proxy statement, to the best of our knowledge, there are no contracts, arrangements or understandings by any of the persons listed under “Directors and Nominees” and “Officers and Employees” within the past year with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

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Hogan & Hartson l.l.p.
Ms. Rebekah Toton
April 17, 2006

Except as described in this Appendix A or otherwise disclosed in this proxy statement, to the best of our knowledge, no persons listed under “Directors and Nominees” and “Officers and Employees” has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the special meeting of S1 Corporation stockholders (and no other person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected, has any such interest).
For your convenience, a complete copy of Appendix A, as it should have been included with the Proxy Statement filed with the SEC on April 11, 2006, is attached.
     If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact either Stuart Stein (202-637-8575) or Amit Saluja (212-918-3566). Thank you for your assistance.
Sincerely,
/s/ Amit Saluja
Amit Saluja

APPENDIX A
INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION
OF PROXIES BY S1 CORPORATION
      Under applicable SEC regulations, members of the board, the board’s nominees and certain officers and employees of S1 Corporation may be deemed to be “participants” with respect to S1 Corporation’s solicitation of proxies in connection with its 2006 annual meeting of stockholders. Certain information about the persons who may be deemed “participants” is provided below.
Directors and Nominees
      The principal occupations of S1 Corporation’s directors who may be deemed participants in S1 Corporation’s solicitation are set forth in Proposal No. 1 — “Election of Directors” section of this proxy statement. The name and business addresses of the organizations of employment or, in the alternative, mailing address of S1 Corporation’s directors and director nominees are as follows:

Name	Business Address

Ram Gupta	c/o S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia, 30326
M. Douglas Ivester	c/o S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia, 30326
Thomas P. Johnson, Jr.*	c/o S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia, 30326
James S. Mahan	S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia, 30326
Gregory J. Owens	c/o S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia, 30326
John W. Speigel*	c/o S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia, 30326

*	Director Nominees

Officers and Employees
      The principal occupations of S1 Corporation’s executive officers and other officers and employees who may be deemed “participants” in S1 Corporation’s solicitation of proxies are set forth below. The principal occupation refers to such person’s position with S1 Corporation , and the business address is S1 Corporation , 3500 Lenox Road, NE, Suite 200, Atlanta, Georgia, 30326.

Name	Principal Occupation

Johann Dreyer	President of Community Financial, International Retail Banking, and Global ATM/POS Markets
Matthew Hale	President of North America Retail Banking, Global Wholesale Banking, and Insurance Markets
John A. Stone	Chief Financial Officer
Gregory D. Orenstein	Senior Vice President of Corporate Development, Corporate Services, FRS Business, and Lending Business
Information Regarding Ownership of S1 Corporation Securities by Participants
      Except as described in this Appendix A or the proxy statement, none of the persons listed above under “Directors and Nominees” and “Officers and Employees” owns any S1 Corporation securities of record which they do not own beneficially. The number of shares of S1 Corporation common stock held by directors, director nominees and the named executive officers as of March 31, 2006, is set forth in the “Stock Owned by Management and Directors” section of the proxy statement. The number of shares of S1 Corporation common stock held by the other officers and employees listed above under “Officers and Employees” as of March 31, 2006 is set forth below. (The information includes shares that may be acquired by the exercise of stock options within 60 days of such date.)

		Option Exercisable	Percentage of
	Number of Shares	Within 60 Days of	Shares Beneficially
Name	Beneficially Owned**	March 31, 2006	Owned

Johann Dreyer	—	—	*
John A. Stone	12,500	12,500	*
Gregory D. Orenstein	118,054	118,000	*

*	Less than one percent

**	Includes shares that may be acquired within 60 days through the exercise of stock options. The number of these exercisable shares is listed in the adjacent column.
Information Regarding Transactions in the Company’s Securities by Participants
      The following table sets forth purchases and sales during the twenty-four months following March 31, 2004 of shares of our common stock by the persons listed above under “Directors and Nominees” and “Officers and Employees.” Unless otherwise indicated, all transactions were in the public market and none of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. To the extent that any part of the purchase price or market value of any of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, the amount of the indebtedness as of the latest practicable date is set forth below. If those funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, a description of the transaction and the parties is set forth below.

		Number of Shares of Common Stock,
		or Options to Acquire Such Stock,
Name	Date	Acquired or (Disposed of)	Note

Johann Dreyer	12/24/2004	75,000	(1)
	11/08/2005	150,000	(1)
Ram Gupta	8/31/2005	25,000	(1)
Matthew Hale	4/19/2004	90,000	(1)
	11/08/2005	200,000	(1)
	(2)	1,000	(2)
M. Douglas Ivester	4/19/2004	10,000	(1)
	11/08/2005	30,000	(1)
Thomas P. Johnson, Jr.	11/08/2005	30,000	(1)
James S. Mahan, III	4/19/2004	100,000	(1)
	11/08/2005	400,000	(1)
	(2)	5,430	(2)
Gregory D. Orenstein	4/19/2004	59,000	(1)
	11/08/2005	150,000	(1)
Gregory J. Owens	4/19/2004	10,000	(1)
	11/08/2005	30,000	(1)
John W. Speigel	9/28/2004	25,000	(1)
	3/08/2005	5,000	(3)
	11/08/2005	30,000	(1)
John A. Stone	6/18/2004	50,000	(1)
	11/08/2005	125,000	(1)

(1)	Represents a stock option grant.

(2)	Represents the aggregate number of shares acquired, during the applicable reporting period, that were acquired through periodic employee contributions and/or the Company’s periodic matching or other contributions under the Company’s 401(k) plan.

(3)	Represents shares purchased in the open market.
Miscellaneous Information Concerning Participants
      Except as described in this Appendix A or otherwise disclosed in this proxy statement, to the best of our knowledge, no “associates” of the persons listed above under “Directors and Nominees” and “Officers and Employees” beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, any shares or other securities of S1 Corporation or any of its subsidiaries.
      Furthermore, except as described in this Appendix A or otherwise disclosed in this proxy statement, to the best of our knowledge, no such person or any of his or her affiliates or associates is either a party to any transaction or series of similar transactions since December 31, 2004, or any currently proposed transaction or series of similar transactions (i) to which S1 Corporation or any of S1 Corporation’s subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000 and (iii) in which such person, affiliate or associate had or will have a direct or indirect material interest.
      To the best of our knowledge, except as described in this Appendix A or otherwise disclosed in this proxy statement, no person listed above under “Directors and Nominees” and “Officers and Employees” or any of his or her associates has entered into any arrangement or understanding with any person with respect to (i) any future employment with S1 Corporation or our affiliates or (ii) any future transactions to which S1 Corporation or any of our affiliates will or may be a party.

      Except as described in this Appendix A or otherwise disclosed in this proxy statement, to the best of our knowledge, there are no contracts, arrangements or understandings by any of the persons listed under “Directors and Nominees” and “Officers and Employees” within the past year with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.
      Except as described in this Appendix A or otherwise disclosed in this proxy statement, to the best of our knowledge, no persons listed under “Directors and Nominees” and “Officers and Employees” has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the special meeting of S1 Corporation stockholders (and no other person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected, has any such interest).